VIA EDGAR April 28, 2023 Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Karl Hiller, Branch Chief

Re:
NextSource Materials Inc.

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed October 31, 2022

Comment Letter Dated March 21, 2023

File No. 000-51151

Dear Sir/Madam:

Further to NextSource Materials Inc.’s (the “Company”) previous request for an extension and in accordance with the second paragraph of the comment letter by the staff of the United States Securities and Exchange Commission, dated March 21, 2023 (the “Comment Letter”), while the Company is in the process of responding to the Comment Letter, the Company respectively requests an additional extension in order to fully respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before May 9, 2023.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at 416-364-4986 or either James Guttman (416-367-7376) or Kimberley Anderson (206-903-8803) of Dorsey & Whitney LLP, our outside legal counsel.

Sincerely,

NextSource Materials Inc.

/s/ Marc Johnson
Marc Johnson
Chief Financial Officer

cc:
Chad Accursi, Cassels Brock & Blackwell LLP
James Guttman and Kimberley Anderson, Dorsey & Whitney LLP